                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                            (Amendment No. ______ )*


                        SALEM COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     CLASS A COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  794093 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)



------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 794093 10 4                    13G                  Page 1 of 5 Pages

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      S.S. or I.R.S. IDENTIFICATION     Stuart W. Epperson, Sr. (###-##-####),
      NO. OF PERSON                     for himself and as Trustee of the
                                        Epperson 1999 Trust No. 1, U/D/T dated
                                        March 31, 1999 (###-##-####)

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                   4,083,696 shares

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                      0
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                   4,083,696 shares

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                      0

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,083,696 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       22.9%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

       IN and 00 (Trust)

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 794093 10 4                    13G                  Page 2 of 5 Pages

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON  Nancy A. Epperson

      S.S. or I.R.S. IDENTIFICATION NO.
      OF PERSON                              ###-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                   0

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                      0
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                   0

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                      0

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,083,696 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       22.9%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Pursuant to Rule 13d-1(k)(1), this statement is filed on behalf of two or more reporting persons identified herein with respect to shares of Class A Common Stock of Salem Communications Corporation.

ITEM 1(a).        NAME OF ISSUER:

                  Salem Communications Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4880 Santa Rosa Road, Suite 300, Camarillo, California  93012

ITEM 2(a).        NAME OF PERSON FILING:

                  This statement is filed by two (2) reporting persons: (1) Stuart W. Epperson, Sr. ("S. Epperson") for himself and as Trustee of the Epperson 1999 Trust No. 1, U/D/T dated March 31, 1999; and (2) Nancy A. Epperson ("N. Epperson") for herself.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  4880 Santa Rosa Road, Suite 300, Camarillo, California  93012

ITEM 2(c).        CITIZENSHIP:

                  United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  This statement relates to the Class A Common Stock, par value $0.01 per share, of Salem Communications Corporation (the "Class A Common Stock")

ITEM 2(e).        CUSIP NUMBER:

                  794093 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Exchange Act;

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                          Act;

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act;

                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


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                                                               Page 4 of 5 Pages

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(ii)(J).

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a) AMOUNT BENEFICIALLY OWNED: As of December 31, 1999: (1) S. Epperson was deemed to beneficially own 1,584,560 shares of Class A Common Stock held by himself and 2,499,136 shares of Class A Common Stock held by the Epperson 1999 Trust No. 1, U/D/T dated March 31, 1999; (2) N. Epperson was deemed to beneficially own 4,083,696 shares of Class A Common Stock because, as husband and wife, E. Epperson and N. Epperson are each deemed to be the beneficial owner of shares held by the other.

                  (b) PERCENT OF CLASS:

                  S. Epperson - 22.9%
                  N. Epperson - 22.9%

                  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE -

                  S. Epperson - 4,083,696
                  N. Epperson - 0

                  (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE -

                  S. Epperson - 0
                  N. Epperson - 0

                  (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF -

                  S. Epperson - 4,083,696
                  N. Epperson - 0

                  (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF -

                  S. Epperson - 0
                  N. Epperson - 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

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                                                               Page 5 of 5 pages

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10.         CERTIFICATION.

                 Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000
                                              /s/ Stuart W. Epperson, Sr.
                                              ----------------------------------
                                              Stuart W. Epperson, Sr.

Dated:  February 11, 2000
                                               /s/ Nancy A. Epperson
                                               ---------------------------------
                                               Nancy A. Epperson

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                                  EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------

     1 Filing Agreement - regarding the filing of one statement with respect to the same securities.